July 23, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:    Lauren S. Hamill

Re:	IRIDEX Corporation
Registration Statement on Form S-3
Filed July 9, 2021
File No. 333-257807

Acceleration Request

Requested Date:	July 27, 2021
Requested Time:	4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, IRIDEX Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-257807) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes Philip H. Oettinger of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Philip H. Oettinger of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (415) 205-6928.

Please direct any questions or comments regarding this acceleration request to Philip H. Oettinger at (415) 205-6928.

*****

Securities and Exchange Commission

Re: IRIDEX Corporation

July 23, 2021

Sincerely,

IRIDEX Corporation

By:	/s/ David I. Bruce
David I. Bruce
President and Chief Executive Officer

cc:	Philip H. Oettinger
Wilson Sonsini Goodrich & Rosati, Professional Corporation